Exhibit 99.2

BINDING TERM SHEET

This binding term sheet (this “Term Sheet”) summarizes the relevant terms of the proposed transaction whereby The Smart Soho International Limited and additional purchasers to be designated by The Smart Soho International Limited (collectively, the “Investor”) will acquire a certain number of ordinary shares of UTStarcom Holdings Corp. (the “Target”) currently held by the persons identified on Schedules A and B as the “Shah Sellers” and the “Lu Sellers” respectively (individually, a “Shah Seller” or a “Lu Seller”, as the case may be and, collectively, the “Sellers”) (the “Transaction”). The Investor, on the one hand, and the Sellers, on the other hand, shall be referred to individually herein as a “Party” and collectively as the “Parties”.

The Parties intend that the provisions of this Term Sheet (the “Binding Terms”) will be binding and enforceable against them, subject to the entering into of the Share Purchase Agreement (as defined below).

Overview of the Transaction:

Currently, the Sellers hold a total of 11,739,932 ordinary shares of the Target, par value US$0.00375 per share (the “Ordinary Shares”), comprising approximately 31.6% of Target’s issued and outstanding share capital as further identified on Schedules A and B. For avoidance of doubt, the number of Sale Shares (as defined below) provided in the preceding sentence includes options to purchase 13,345 Ordinary Shares held by the Lu Sellers, and Investor shall not be obligated to purchase such 13,345 Ordinary Shares unless the Lu Sellers shall have exercised the options and acquired the corresponding number of the Ordinary Shares prior to the closing of the Transaction. The Sellers intend to dispose of their 11,739,932 Ordinary Shares (the “Sale Shares”).

Subject to the terms and conditions of the Share Purchase Agreement (as defined below), the Investor proposes to make an offer to acquire the Sale Shares from the Sellers at a price of US$6.081 cash per Ordinary Share.

The detailed terms and conditions regarding the Transaction contemplated in this Term Sheet shall be promptly negotiated in good faith by the Parties as soon as practicable and within the time frame provided herein and set forth in a mutually satisfactory definitive share purchase agreement for the sale and purchase of the Sale Shares (the “Share Purchase Agreement”), which will contain customary and appropriate closing conditions, representations, warranties, indemnities and covenants including, without limitation, conditions precedent to Investor’s obligation to purchase the Ordinary Shares contemplated by the provisions of this Term Sheet under the headings “Share Capital,” “Board Composition and Management,” “No Material Adverse Change” and other terms to be negotiated in the Share Purchase Agreement. For the avoidance of doubt, the Share Purchase Agreement and other definitive documents contemplated in this Term Sheet shall not include any condition under which the Investor’s obligation to close the Transaction shall be subject to its success in raising or borrowing funds to acquire the Sale Shares. The Parties will endeavor to effect the closing of the Transaction by October 15, 2015 and not later than October 31, 2015. Notwithstanding any other provisions in this Term Sheet, neither Party is obligated to enter into the Share Purchase Agreement, or to close the Transaction unless the Parties have reached a mutually satisfactory Share Purchase Agreement and all the closing conditions thereunder have been satisfied.

Termination Fee:	The definitive Share Purchase Agreement shall provide that:

	(A)	if the closing under the agreement shall not have occurred by October 31, 2015 for any reason other than a failure by either the Sellers or Investor to perform the covenants and agreements set forth therein to be performed by them or to satisfy the conditions set forth therein to be satisfied by them, either Party may terminate the agreement and neither Party shall have any liability or obligation to the other;

	(B)	if the Shah Sellers shall have performed the covenants and agreements and satisfied the conditions set forth therein to be performed or satisfied by the Shah Sellers and the closing under the agreement shall not have occurred by October 31, 2015 solely due to a failure by Investor to perform the covenants and agreements or to satisfy the conditions set forth therein to be performed or satisfied by the Investor, the Shah Sellers may terminate the agreement and, upon such termination, Investor shall pay the Shah Sellers a Termination Fee of US$1,000,000; and

	(C)	if Investor shall have performed the covenants and agreements and satisfied the conditions set forth therein to be performed or satisfied by Investor and the closing under the agreement shall not have occurred by October 31, 2015 solely due to a failure by the Shah Sellers to perform the covenants and agreements or to satisfy the conditions set forth therein to be performed or satisfied by the Shah Sellers, Investor may terminate the agreement and, upon such termination, the Shah Sellers shall pay Investor a Termination Fee of US$1,000,000.

(A)

(B)

(C)

Escrow Amount:

The Investor will deposit US$1,000,000 in cash (the “Escrow Amount”) in an escrow account under the name of the Investor (or any of its designated affiliates on its behalf) with Li, Wong, Lam & W.I. Cheung (the “Escrow Agent”) for the purchase of the Sale Shares (or in the event that a termination fee is payable by the Investor to the Shah Sellers, for the payment of the termination fee to the Shah Sellers), pursuant to a mutually satisfactory escrow agreement to be entered into by Investor and the Shah Sellers with the Escrow Agent. The Escrow Amount will be deposited within five (5) business days of the later of the execution of this Term Sheet and execution of the escrow agreement. The Escrow Agreement shall provide that the Escrow Amount shall be (i) released to the Shah Sellers upon the closing of the Transaction, together with any interest earned thereon, and the Escrow Amount and any such interest shall be credited against the purchase price for the Sale Shares to be purchased from the Shah Sellers, or (ii) refunded to the Investor together with any interest earned thereon in the event that the closing of the Transaction has not occurred by October 31, 2015, unless the Investor is obligated to pay a termination fee to the Shah Sellers under the conditions set forth in clause (B) under “Termination Fee,” above, in which case the Escrow Amount shall be paid to the Shah Sellers in full satisfaction of Investor’s obligation to pay such Termination Fee, and any interest on the Escrow Amount shall be paid to Investor.

Transaction Fees and Expenses:

The fees, costs and expenses incurred by each Party in connection with the negotiation of the Term Sheet, the Share Purchase Agreement, and other transaction documents contemplated hereunder or thereunder shall be borne by such Party.

Share Capital:

It shall be condition to Investor’s obligation to enter into and perform its obligations under the Share Purchase Agreement that there shall have occurred no changes to the share capital structure of the Target prior to the closing of the Transaction. The Sale Shares to be acquired by the Investor under this Term Sheet shall represent not less than 31.6% of the total number of Ordinary Shares outstanding on the closing of the Transaction.

Board Composition and Management:

The board of directors of the Target currently consists of six (6) directors. It shall be condition to Investor’s obligation to enter into and perform its obligations under the Share Purchase Agreement that there shall have occurred no changes to the board of directors (the “Board”) or executive officers of the Target and its subsidiaries prior to the closing of the Transaction. Any Seller or affiliate thereof that is a director of the Target shall resign upon the closing of the Transaction. The Sellers, or their respective affiliates who are directors of the Target, shall recommend for appointment to the board of directors to fill the vacancies caused by such resignations with persons designated by the Investor. In the event Investor wishes to designate additional members to the Board and/or specified executive officers of the Target, the Sellers shall consult with the Board and recommend to the Board the appointment of such designees as additional directors or as executive officers of Target, as the case may be.

Upon the signing of the Term Sheet and the Investor’s payment of the Escrow Amount, subject to applicable laws, the Sellers shall cause the Target to provide the Investor with such periodic reports of the Target’s financial condition and results of operations as may reasonably be requested by the Investor during the period between execution of this Term Sheet and the closing of the Transaction.

No Material Adverse Change:	From the date of this Term Sheet until the closing of the Transaction, there shall not have occurred and be continuing any event, change, circumstance, effect or other matter that has, or would reasonably be expected to have a material adverse effect on Investor’s ability to timely consummate the transactions contemplated by the Share Purchase Agreement or result, either individually or in the aggregate with all other events, changes, circumstances, effects or other matters, in a material adverse change in the business, financial condition, compliance position and results of operations of the Target and its subsidiaries taken as a whole including, without limitation, any spin-off, sale, transfer or otherwise disposition of any properties, assets, business and other interests of the Target or its subsidiaries, or incurrence of any liability or debt other than, in each case, in the ordinary course of the Target’s business, consistent with past practices of the Target and its subsidiaries (the “Material Adverse Change”), provided, that in no event shall any of the following, either alone or in combination, constitute or be taken into account in determining whether there has been a Material Adverse Change: (A) changes affecting the economic conditions or financial markets generally in any country or region in which the Target or any of its subsidiaries conduct business; (B) changes in GAAP or any interpretation thereof after the date hereof, or to applicable laws or the interpretation or enforcement thereof; (C) changes that are the result of factors generally affecting the industries in which the Target and its subsidiaries operate; (D) changes affecting the financial, credit or securities market in which the Target or any of its subsidiaries operate, including changes in interest rates or foreign exchange rates; (E) changes resulting from the public announcement of the Transaction; (F) natural disasters, declarations of war, acts of sabotage or terrorism or armed hostilities, or (G) actions taken (or omitted to be taken) at the request of the Investor (except, with respect to clauses (A) through (D) and (F), to the extent that any such event, change, circumstance, effect or other matter, alone or in combination, disproportionately has a greater adverse impact on the Target and its subsidiaries, taken as a whole, as compared to other companies operating in the same industries and markets in which the Target or any of its subsidiaries operates).

Exclusivity:

The Parties will work on the Transaction contemplated under this Term Sheet (or a transaction similar to this Transaction) exclusively from the date hereof until October 31, 2015 (the “Exclusivity Period”). During the Exclusivity Period, unless otherwise mutually agreed by both Parties, neither Party will, directly or indirectly, through any affiliate, officer, director, agent or otherwise, (i) make, solicit, initiate or encourage submission of any proposal or offer from any third party relating to an investment in/purchase or sale of, or other significant transaction relating to, the Target or its subsidiaries or the Sale Shares by such third party, (ii) participate in an investment in/purchase or sale of, or other significant transaction relating to, the Target, its subsidiaries, its equity interests or assets by any third party, or (iii) dispose of any equity interests in the Target held by such Party (any of (i), (ii) or (iii), a “Prohibited Act”). Each Party agrees (a) to terminate or procure the termination of all ongoing contacts or negotiations, if any, with any third party with respect to any Prohibited Act with immediate effect, and (b) to promptly notify the other Parties if any proposal or offer from any third party relating to a Prohibited Act, or any inquiry or contact with any third party with respect thereto, is made, and shall provide the other Parties with such information regarding such proposal, offer, inquiry or contact as the other Parties may request. The Parties further agree that the Exclusivity Period under this Term Sheet may be reasonably extended based on the progress of the Transaction upon mutual agreement by the Parties.

Confidentiality:

Each of the Parties hereto agrees that this Term Sheet is being transmitted to the other Party with the express understanding that the other Party will keep its contents and the fact that it has been transmitted to such Party strictly confidential, and each Party shall not, without the other Party’s express prior written consent, disclose such confidential information to any third party or issue a press release or make any public announcement; provided that (i) each Party may disclose such confidential information to its officers, directors, partners, employees, affiliates and advisors on a need-to-know basis in connection with the Transaction and such officers, directors, employees, partners, affiliates and advisors shall keep such information strictly confidential; and (ii) each Party may disclose such confidential information to the extent that it is required to be disclosed by law or regulation, pursuant to a legal action, legal proceeding or arbitration, by order of a court of competent jurisdiction or by a governmental or regulatory authority, provided further that the disclosing Party shall provide copies of any filings, announcements and disclosures permitted by the preceding sentence to the other Parties for review with a reasonable opportunity to comment prior to filing or disclosing the same. In addition, each Party shall not use the name of the other Parties or any of the other Parties’ affiliates in any manner, context or format (including reference on or links to websites or press releases) without obtaining in each instance the prior written consent from the other Parties, except as may be required by applicable law, regulation, stock exchange rules or requirements or legal process. The Sellers agree to use their best commercial efforts to cause the Target to observe the foregoing limits on publicity.

Governing Law/Dispute Resolution:

This Term Sheet shall be governed by the laws of Hong Kong, without regard to the conflicts of law principles thereof.

Any dispute, controversy, claims or differences of any kind whatsoever arising out or in connection with this Term Sheet shall be resolved exclusively through arbitration administered by the Hong Kong International Arbitration Centre in Hong Kong which shall be conducted in accordance with the then effective Hong Kong International Arbitration Centre Administered Arbitration Rules.

Language:	This Term Sheet is written in both English and Chinese, and both versions shall have equal effect.

For and on behalf of
SHAH CAPITAL MANAGEMENT, INC.
August 6, 2015	Himanshu H. Shah

/s/ Himanshu H. Shah

For and on behalf of
SHAH CAPITAL OPPORTUNITY FUND LLP

August 6, 2015	Himanshu H. Shah

/s/ Himanshu H. Shah

HIMANSHU H. SHAH

August 6, 2015

/s/ Himanshu H. Shah

HONG LIANG LU

August 6, 2015

/s/ Hong Liang Lu

For and on behalf of
LU CHARITABLE REMAINDER TRUST

August 6, 2015	Hong Liang Lu

/s/ Hong Liang Lu

For and on behalf of
THE LU FAMILY LIMITED PARTNERSHIP

August 6, 2015	Hong Liang Lu

/s/ Hong Liang Lu

For and on behalf of
LU FAMILY TRUST

August 6, 2015	Hong Liang Lu

/s/ Hong Liang Lu

For and on behalf of
THE SMART SOHO INTERNATIONAL LIMITED

August 6, 2015	Guoping Gu

/s/ Guoping Gu

SCHEDULE A

SHAH SELLERS

Shah

Shah Sellers	Number of Ordinary Shares

Shah Capital Management, Inc.	1,730,000

Shah Capital Opportunity Fund LP	8,919,369

Total	10,649,369

SCHEDULE B

LU SELLERS

Lu

Lu Seller	Number of Ordinary Shares

Hong Liang Lu	970,897

Lu Charitable Remainder Trust	26,925

The Lu Family Limited Partnership	76,333

Lu Family Trust	16,408

Total	1,090,563